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                                                                    Exhibit 23.5

                         Independent Auditors' Consent


The Board of Directors
ANR Holdings, LLC:

We consent to the use of our report dated March 17, 2004, with respect to the combined balance sheet of the North American Division of American Metals and Coal International, Inc. and Affiliates as of December 31, 2002, and the related combined statements of operations, stockholders' equity and partners' capital, and cash flows for the period from January 1, 2003 to March 11, 2003 and for the year ended December 31, 2002, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to the adoption by the North American Division of American Metals and Coal International, Inc. and Affiliates of the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.


/s/ KPMG LLP

KPMG LLP

Pittsburgh, Pennsylvania
February 9, 2005